

25003273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42712

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __J.W. Korth & Company, L.P.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__6500 Centurion Drive Suite 250__
(No. and Street)

__Lansing__	__MI__	__48917__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Holly MacDonald-Korth	305-668-8485	accounting@jwkorth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__LMHS, P.C.__
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/09	3373
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, If applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

J.W. KORTH & COMPANY LIMITED PARTNERSHIP

FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEAR ENDED DECEMBER 31, 2024

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934
As a PUBLIC document.

OATH OR AFFIRMATION

I, Holly MacDonald-Korth , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.W. Korth & Company. L.P. , as of 12/31 , 2 4 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature:

Title: Managing Director

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.W. KORTH & COMPANY LIMITED PARTNERSHIP

TABLE OF CONTENTS
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
AND FOR THE YEAR THEN ENDED



LMHS, P.C.
Certified Public Accountants and Advisors

<p style="text-align:center">*Report of Independent Registered Public Accounting Firm*</p>

To The Board of Directors and Partners
J.W. Korth & Company Limited Partnership
Lansing, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.W. Korth & Company Limited Partnership as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.W. Korth & Company Limited Partnership as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Korth & Company Limited Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. J.W. Korth & Company Limited Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as J.W. Korth & Company Limited Partnership's auditor since 2020.

Norwell, Massachusetts
March 19, 2025




J.W. KORTH & COMPANY LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	742,322
Deposit with Clearing Broker		100,000
Trading Securities, at Fair Value		383,896
Prepaid Expenses		19,003
Other Assets		296
Total Current Assets		1,245,517

PROPERTY AND EQUIPMENT, NET OF
ACCUMULATED DEPRECIATION 3,340

OTHER ASSETS

Deposits	2,797
ROU Leased Asset	38,088
Goodwill	110,000
Total Other Assets	150,885

TOTAL ASSETS	$	1,399,742

LIABILITIES

Accounts Payable and Accrued Expenses	$	148,112
Commissions Payable		25,464
Securities Sold, not yet purchased, at Fair Value		8,140
Lease Liability		40,136
Due to Parent		593,418
Total Liabilities		815,270

PARTNERS' CAPITAL

Partners' Capital	584,472
Total Partners' Capital	584,472

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,399,742

See accompanying notes to the financial statements.

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 1– NATURE OF BUSINESS

J.W. Korth & Company Limited Partnership ("the Partnership") is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and an SEC registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, as well as a Municipal Securities Rulemaking Board (MSRB) registrant. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

The Partnership is a wholly owned subsidiary of Korth Direct Mortgage Inc. ("KDM").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and highly liquid investments with maturities of three months or less at the time of purchase.

GOODWILL

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Section 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment. Management conducted its annual assessment of goodwill impairment and determined that there were no indicators of goodwill impairment and therefore did not record an impairment loss for the year ended December 31, 2024.

REVENUE RECOGNITION

The Partnership's primary sources of revenue are generated from trading profits and commissions, underwriting income, and investment advisory fees.

Trading Profits and Commissions

Trading profits and commissions represent revenue generated through the trading of securities for its own account, as well as mark-ups, mark-downs, and commissions earned on trades for clients. Revenue from trading profits is recognized upon settlement of the securities transactions.

Underwriting Income

Underwriting income represents revenue earned by the Partnership for underwriting and distribution of securities. Revenues from underwriting income are recognized on the settlement date of the trades. Generally, underwriting income comes from underwriting and distribution of KDM's mortgage securities.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Advisory Fees

Investment advisory fees represent revenue earned from advisory services provided to the Partnership's managed accounts. Investment advisory fees are generally recognized and settled on a quarterly basis, pursuant to the individual investment advisory agreements with each managed account.

The following table disaggregates the Partnership's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2024:

Performance Obligations Satisfied at a Point in time	$ 386,512
Performance Obligations Satisfied Over Time	30,733
Total Revenues	$ 417,245

On January 1, 2018, the Partnership adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and supersedes most industry specific revenue recognition guidance. The majority of the Partnership's revenues come from trading profits and other sources, including commissions and underwriting profit. The Partnership adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As part of the evaluation of effects of ASC 606 on Partnership's financial statements, management has analyzed contracts identifying revenues and costs within the scope of the standard and has not recognized any assets from costs to obtain or fulfill a contract with customers.

The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, which consist of prepaid expenses, accounts payable and other accrued liabilities, and commissions payable approximate their fair value due to the short-term maturity of these instruments.

LEASES

In February 2016, the FASB issued ASU No. 2016-02, *"Leases (Topic 842)."* The standard requires organizations to recognize right-of-use ("ROU") assets and lease liabilities on the statement of financial condition and disclose key information about leases that were historically classified as operating leases under previous generally accepted accounting principles. Leases will be classified as financing or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations. The Partnership adopted the new lease standard on January 1, 2019, and has chosen to use that date as the effective date of initial application. Consequently, financial information will not be updated and

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The new lease guidance provides a number of optional practical expedients in transition. The Partnership has elected the "package of practical expedient," which permits it to not reassess under the new standard its prior conclusions about lease identification, lease classification, and initial direct costs. As part of the adoption of this standard, the Partnership recognized lease liabilities with a corresponding ROU leased asset of approximately the same amount based on the present value of the remaining lease payments pursuant to current leasing standards for existing operating leases. The adoption of this standard did not have a material impact on the Partnership's financial statements.

INCOME TAXES

No provision for federal income taxes is required for the Partnership since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

NOTE 3 - CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The following table provides a reconciliation of cash and cash equivalents to amounts shown in the statement of cash flows:

	January 1, 2024	December 31, 2024
Cash and Cash Equivalents	$ 3,501,590	$ 742,322

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 4 - FAIR VALUE MEASUREMENT (Continued)

Valuation Techniques

The Partnership values investments in trading securities and securities sold, not yet purchased, that are freely tradable at their last sales price as of the last business day of the year.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Fair Value Measurements at Reporting Date Using:

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024				
Financial Assets:				
Corporate Bonds	$ 383,896	$ -	$ 341,905	$ 41,991
Other Securities	-	-	-	-
Total Financial Assets	$ 383,896	$ -	$ 341,905	$ 41,991
Financial Liabilities:				
Securities Sold, not yet purchased	$ 8,140	$ -	$ 8,140	$ -
Securities Sold Short	-	-	-	-
Total Financial Liabilities	$ 8,140	$ -	$ 8,140	$ -

The Partnership's policy for recording transfers between levels of the fair value hierarchy is to recognize as of the financial statement date. For the year ended December 31, 2024, there were no transfers between levels.

The Partnership owns 225,000, $1 par value of defaulted Banco Cruzeiro del Sur bonds. As of December 31, 2024, the value of these bonds was $41,991, which management believes to be the fair value expected to be received from the receiver handling the liquidation of the company in Brazil, the Company therefore carries them at this expected value of $41,991. The Partnership also holds $341,905 of Mortgage Secured Notes ("MSNs") in KDM.

NOTE 5 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, but not yet purchased represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the statement of financial condition. As of December 31, 2024, the Company had $8,140 in currency short positions.

NOTE 6 -   CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Capital Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Equipment	$	18,700
Furniture and Fixtures		25,726
		44,426
Accumulated Depreciation		(41,086)
NET PROPERTY AND EQUIPMENT	$	3,340

Depreciation expense was $853 for the year ended December 31, 2024.

NOTE 8 -   NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2024, the Partnership's net capital was $315,718 compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Partnership's ratio was 2.42 to 1.00.

In November 2024, the Partnership breached its minimum excess net capital requirement due to timing of payments received from its parent company. As of December 31, 2024, the issue was resolved. The Partnership maintained the minimum net capital requirement throughout the year, and its parent company, KDM, is committed to supporting the Partnership.

NOTE 9 -   COMMITMENTS

The Partnership leases office space in Lansing, Michigan. The operating lease agreements include provisions for additional payments to cover common areas, direct operating expenses, utilities, parking, and taxes.

The net present value of future lease payments pursuant to the operating lease agreements are included in the ROU Leased Asset and the Lease Liability accounts on the Statement of Financial Condition. The ROU Leased Asset represents the right to use an underlying asset for the remaining lease term. The Lease Liability represents the obligation to make lease payments pursuant to the terms of the lease agreements.

Rental expense for the year ended December 31, 2024 was $33,009 which includes additional expenses for common area, direct operating expense, utilities, parking, and taxes.

As of December 31, 2024, the net present value of the future lease liabilities, using the weighted-average discount rate of 4.24%, which is commensurate with the Partnership's secured borrowing rate, over the weighted average remaining life of 1.3 years was $40,136.

NOTE 9 - COMMITMENTS (Continued)

The following is a schedule of the maturities of future lease payments over the remaining life of the operating leases, reconciled to the net present value as of December 31, 2024:

	Future Lease Payments
2025	30,943
2026	10,415
Total Lease Payments	41,358
Less: Imputed Interest	(1,222)
Present Value of Lease Liabilities	**$ 40,136**

NOTE 10 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership engages in proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance sheet risk.

The Partnership maintains a cash balance in a national financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2024, the Partnership had no uninsured cash balances in financial institutions.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 11 - INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12 - MAJOR CUSTOMERS

For the year ended December 31, 2024, KDM, the Partnership's parent company generated 23% of total revenue through underwriting profit.

NOTE 13 - CONTINGENCIES

On December 10, 2014, the Partnership and its managing partner received a Notice of Complaint ("Complaint") from the Financial Industry Regulatory Authority ("FINRA") Department of Enforcement. The Complaint alleged that the Partnership had charged its customers excessive markups and markdowns on certain municipal and corporate bond transactions and CMO (collateralized mortgage obligation) transactions between April 2009 and December 2011. On January 26, 2017, the FINRA Office of Hearing Officers ordered the Partnership to pay $29,000 in refunds to customers and to retain a consultant to establish policies to ensure that the Partnership does not charge prices in excess of what is fair and reasonable. Believing that it had acted at all times in a manner consistent with regulatory requirements, the Partnership appealed the FINRA order to the FINRA National Adjudicatory Council and, subsequently, to the Securities and Exchange Commission ("SEC"). On April 1, 2022, the SEC confirmed FINRA's order. In accordance with FINRA's order, the Partnership retained an independent pricing consultant and in 2024 the Partnership will pay refunds to customers in the amount approved by FINRA. As of December 31, 2024, the Partnership accrued $18,588 in refunds to customers.

NOTE 14 - RELATED PARTY TRANSACTIONS

From time to time, the partnership purchases MSNs from KDM and holds them in its brokerage account. The Partnership has an intercompany balance with its parent company, KDM. The balance as of December 31, 2024, was $593,418, which includes payroll, credit cards, and other small intercompany expenses, and is included in due to parent in the accompanying statement of financial condition. Employees that provide services for both the Partnership and its parent company, KDM, have the salary expense partially paid by the parent.

NOTE 15 - INCOME TAXES

The Partnership does not directly pay income taxes; KDM, its parent company, is a corporation subject to state and federal taxes.

NOTE 16 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including underwriting, investment banking and investment advisory business. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 17 - SUBSEQUENT EVENTS

The Company has evaluated all events or transactions for potential recognition or disclosure in the audited consolidated financial statements through March 19, 2025, The Company determined there are no subsequent events.